                                                                     EXHIBIT 12

                  FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                      YEAR ENDED AUGUST 31                  THREE MONTHS ENDED
                          ----------------------------------------------  -----------------------
                                                                          NOVEMBER 30 NOVEMBER 30
                            1991     1992     1993      1994      1995       1994        1995
                          -------- -------- --------  --------  --------  ----------- -----------
                                                 (DOLLARS IN THOUSANDS)
Pretax Income (Loss)....  $ 50,166 $ 70,504 $(36,833) $ 78,766  $197,641    $56,713     $66,702
Minority Interest in
 Income of Consolidated
 Subsidiary that has
 Fixed Charges..........       -0-      -0-      865       333     9,793         33       1,404
Minority Interest in
 Loss of Consolidated
 Subsidiary that has
 Fixed Costs............       -0-      -0-      (37)   (4,855)      -0-       (246)        -0-
Equity Interest in Loss
 (Income) (Earnings less
 Distributions) of Less-
 than-Fifty Percent
 Owned Investees........       856    2,341    1,007      (603)     (623)      (421)        166
Total Fixed Charges
 (excluding Interest
 Capitalized)...........    54,443   47,719   55,268    64,383    67,356     16,733      17,867
                          -------- -------- --------  --------  --------    -------     -------
Earnings................  $105,465 $120,564 $ 20,270  $138,024  $274,167    $72,812     $86,139
                          ======== ======== ========  ========  ========    =======     =======
Fixed Charges:
 Interest (including
  Amounts Capitalized)..  $ 42,481 $ 34,426 $ 43,873  $ 51,842  $ 54,582    $13,544     $14,632
 Estimated Interest
  Component of Rentals..    12,290   13,293   13,006    12,898    13,494      3,290       3,578
                          -------- -------- --------  --------  --------    -------     -------
 Total Fixed Charges....  $ 54,771 $ 47,719 $ 56,879  $ 64,740  $ 68,076    $16,834     $18,210
                          ======== ======== ========  ========  ========    =======     =======
Ratio of Earnings to
 Fixed Charges..........       1.9      2.5   Note 1       2.1       4.0        4.3         4.7
Earnings Inadequate to
 Cover Fixed Charges....                    $ 36,609
                                            ========

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(1) In computing the ratio of earnings to fixed charges, earnings represent pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the Company's share of 50%-owned entities and any distributed earnings (but not losses or undistributed earnings) of less-than-50% owned entities plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.

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